Q4 FY2020 & FY2020

ENDAVA ANNOUNCES FOURTH QUARTER FISCAL YEAR 2020 & FISCAL YEAR 2020 RESULTS

Q4 FY2020
18.1%Year on Year Revenue Growth to £90.5 million
16.5% Revenue Growth at Constant Currency
IFRS diluted EPS £0.11 compared to £0.15 in the prior year comparative period
Adjusted diluted EPS £0.23 compared to £0.20 in the prior year comparative period

FY2020
21.9%Year on Year Revenue Growth to £351.0 million
21.0%Revenue Growth at Constant Currency
IFRS diluted EPS £0.38 compared to £0.44 in the prior year comparative period
Adjusted diluted EPS £1.00 compared to £0.76 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended June 30, 2020, the fourth quarter of its 2020 fiscal year ("Q4 FY2020") and for the fiscal year ended June 30, 2020 ("FY2020").

"Endava delivered another strong quarter with revenue for Q4 FY2020 of £90.5 million, an increase of 18.1% Year on Year on a reported basis, and our pro-forma constant currency growth rate reflecting the sale of the Worldpay Captive was 20.4% Year on Year. Despite the challenging macroeconomic environment, we finished the fiscal year strongly with revenue totaling £351.0 million, an increase of 21.9% Year on Year on a reported basis, and our pro-forma constant currency growth rate reflecting the sale of the Worldpay Captive was 24.2% Year on Year. The demand environment remains robust, and the pandemic has accelerated the urgency for digital transformation," said John Cotterell, Endava's CEO.

FOURTH QUARTER FISCAL YEAR 2020 FINANCIAL HIGHLIGHTS:

•	Revenue for Q4 FY2020 was £90.5 million, an increase of 18.1% compared to £76.6 million in the same period in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 16.5% for Q4 FY2020 compared to 22.7% in the same period in the prior year.

•	Profit before tax for Q4 FY2020 was £6.7 million compared to profit before tax of £10.4 million in the same period in the prior year.

•	Endava incurred a true-up charge of £3.1 million in Q4FY2020 relating to the previously disclosed funding on May 5, 2020 of the second and final tranche of the non-recurring

Q4 FY2020 & FY2020

discretionary employee bonus by the Endava Limited Guernsey Benefit Trust ("EBT"), the beneficiaries of which are Endava's employees.

•
Adjusted profit before tax (a non-IFRS measure) for Q4 FY2020 was £15.2 million, compared to £13.5 million in the same period in the prior year, or 16.8% of revenue, compared to 17.6% of revenue in the same period in the prior year.

•
Profit for the period was £6.1 million in Q4 FY2020, resulting in a diluted EPS of £0.11, compared to profit for the period of £8.2 million and diluted EPS of £0.15 in the same period in the prior year.

•
Adjusted profit for the period (a non-IFRS measure) was £12.8 million in Q4 FY2020, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.23 compared to adjusted profit for the period of £11.0 million and adjusted diluted EPS of £0.20 in the same period in the prior year.

FISCAL YEAR 2020 FINANCIAL HIGHLIGHTS:

•	Revenue for FY2020 was £351.0 million, an increase of 21.9% compared to £288 million in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 21.0% for FY2020 compared to 31.1% in the prior year.

•	Profit before tax for FY2020 was £25.3 million compared to profit before tax of £30.1 million in the prior year.

•	Adjusted profit before tax (a non-IFRS measure) for FY2020 was £68.6 million, compared to £52.0 million in the prior year, or 19.5% of revenue, compared to 18.0% of revenue in the prior year.

•	Profit for the period was £21.4 million in FY2020, resulting in a diluted EPS of £0.38, compared to profit for the period of £24.0 million and diluted EPS of £0.44 in the prior year.

•
Adjusted profit for the period (a non-IFRS measure) was £56.0 million in FY2020, resulting in adjusted diluted EPS (a non-IFRS measure) of £1.00 compared to adjusted profit for the period of £41.9 million and adjusted diluted EPS of £0.76 in the prior year.

CASH FLOW:

•	Net cash from operating activities was £1.9 million in Q4 FY2020 compared to £11.1 million in the same period in the prior year.

Q4 FY2020 & FY2020

•	Net cash from operating activities was £40.2 million in FY2020 compared to £35.3 million in the same period in the prior year.

•	Adjusted free cash flow (a non-IFRS measure) was £0.4 million in Q4 FY2020 compared to £8.9 million in the same period in the prior year.

•	Adjusted free cash flow (a non-IFRS measure) was £31.4 million in FY2020 compared to £29.8 million in the same period in the prior year.

•	At June 30, 2020, Endava had cash and cash equivalents of £101.3 million, compared to £70.2 million at June 30, 2019.

OTHER METRICS FOR THE QUARTER ENDED JUNE 30, 2020:

•
Headcount (including directors) reached 6,624 at June 30, 2020, with 5,936 average operational employees in Q4 FY2020, compared to a headcount of 5,754 at June 30, 2019 and 5,143 average operational employees in the same quarter of the prior year.

•	Number of clients with over £1 million in revenue on a rolling twelve months basis was 65 at June 30, 2020, compared to 63 at June 30, 2019.

•	Top 10 clients accounted for 40% of revenue in Q4 FY2020, unchanged from the same period in the prior year.

•
By geographic region, 31% of revenue was generated in North America, 24% was generated in Europe, 42% was generated in the United Kingdom and 3% was generated in the rest of the world in Q4 FY2020. This compares to 28% in North America, 27% in Europe and 45% in the United Kingdom in the same period in the prior year.

•	By industry vertical, 52% of revenue was generated from Payments and Financial Services, 28% from TMT and 20% from Other. These percentages are unchanged compared to the prior year.

OTHER METRICS FOR THE FISCAL YEAR ENDED JUNE 30, 2020:

•	Top 10 clients accounted for 38% of revenue in FY2020, unchanged compared to the same period in the prior year.

•
By geographic region, 29% of revenue was generated in North America, 24% was generated in Europe, 44% was generated in the United Kingdom and 3% was generated in the rest of the world in FY2020. This compares to 27% in North America, 28% in Europe and 45% in the United Kingdom in the same period in the prior year.

Q4 FY2020 & FY2020

•
By industry vertical, 53% of revenue was generated from Payments and Financial Services, 26% from TMT and 21% from Other. This compares to 53% from Payments and Financial Services, 27% from TMT and 20% from Other in the prior year.

COVID-19 UPDATE:
Endava is working regularly with its clients and its employees to adapt to the uncertain and continually evolving situation related to the ongoing COVID-19 pandemic. The Company has an established Business Continuity Management System (BCMS) in line with the international standard for business continuity, ISO 22301:2019, and has created a framework for Business Continuity Management which requires development of specific plans at the delivery unit level to deal with significant disaster events, including pandemics. As a company with employees, customers, partners and investors across the globe, Endava believes in the importance of being a good citizen and is doing its part to help slow the spread of the virus. To this end, the Company enabled close to 100% of its employees to work remotely in compliance with relevant government advice and suspended all non-essential travel worldwide for employees. In addition, Endava cancelled or postponed company-sponsored events, including employee attendance at industry events, to date without impact on utilisation or velocity of work.

BUSINESS HIGHLIGHTS:
On August 17, 2020 Endava announced the acquisition of the Comtrade Digital Services business (“CDS”). CDS was formerly a division of Comtrade Group B.V. (“Comtrade”). CDS, with its headquarters in Dublin, Ireland and delivery centres across the Adriatic, is a provider of strategic software engineering services and solutions and serves clients predominantly in the European Union but also elsewhere in Europe and in the United States.

With this acquisition, Endava reinforces its presence in South Eastern Europe with more teams who reimagine the relationship between people and technology. CDS’s client base strengthens Endava’s industry verticals in payments and financial services, TMT and subsectors within “Other” including travel, logistics, energy, government and healthcare.

CDS has a highly skilled workforce with approximately 460 technical staff and delivery centres located in Slovenia, Serbia and Bosnia.

Q4 FY2020 & FY2020

OUTLOOK:
At this time, it is difficult to predict the duration and full scope of the direct and indirect potential impacts of the ongoing COVID-19 pandemic. Due to this ongoing uncertainty related to the potential impacts of COVID-19 on the Company's full year financial results, Endava is not providing a full year 2021 financial outlook at this time. Endava is providing guidance for Q1 2021.

First Quarter Fiscal Year 2021:
Endava expects revenues will be in the range £93.0m to £94.0m, representing constant currency revenue growth of between 18.5% and 20.0%. Endava expects adjusted diluted EPS to be in the range of £0.21 to £0.22 per share.

Endava's guidance regarding constant currency revenue growth is pro-forma for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive,” to Worldpay. The transaction closed on August 31, 2019.

This quarter, we are providing guidance for Q1 Fiscal Year 2021 using the exchange rates at the end of August, when the exchange rate was 1 British Pound to 1.33 US Dollar and 1.12 Euro.

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q1 FY2021 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is not able, at this time, to reconcile to an outlook for revenue growth not at constant currency (including pro-forma for the sale of the Worldpay Captive) because of the unreasonable effort of estimating foreign currency exchange gains/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, September 15, 2020, to review its Q4 FY2020 and FY2020 results. To participate in Endava’s Q4 FY2020 and FY2020 earnings conference call, please dial in at least five minutes prior to the scheduled start time (833) 921-1651 or (778) 560 2811 for international participants, Conference ID 9559719.

Q4 FY2020 & FY2020

Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, October 2, 2020.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT and "Other," which includes Consumer Products, Retail, Logistics and Healthcare. Endava had 6,624 employees (including directors) as of June 30, 2020 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Argentina, Uruguay, Venezuela, and Colombia.

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of the Worldpay Captive, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended June 30, 2019 were used to convert revenue for the fiscal quarter ended June 30, 2020 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Q4 FY2020 & FY2020

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, discretionary EBT bonus, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses incurred, net gain on disposal of subsidiary, fair value movement of contingent consideration, secondary offering expenses incurred, and stamp duty on transfer of shares. Share-based compensation expense, amortisation of acquired intangible assets, unrealized foreign currency gains and losses and fair value movement of contingent consideration are non-cash expenses. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “predict,” and other similar terms and

Q4 FY2020 & FY2020

phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the first fiscal quarter of fiscal year 2021 and the challenges presented by the ongoing COVID-19 pandemic and the associated global economic uncertainty. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the precautions taken in response to the pandemic; Endava’s cash flows and results of operations may be adversely affected if it is unable to collect on billed and unbilled receivables from clients; Endava’s revenue, margins, results of operations and financial condition may be materially adversely affected if general economic conditions in Europe, the United States or the global economy worsen; Endava’s sales of services, operating results or profitability may experience significant variability and past results may not be indicative of future performance; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly- skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; the size of our addressable market and market trends; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, and Endava’s future financial performance, including trends in revenue,

Q4 FY2020 & FY2020

cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 15, 2020. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward- looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q4 FY2020 & FY2020

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Twelve Months Ended June 30		Three Months Ended June 30
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000
REVENUE	350,950	287,930	90,463	76,618
Cost of sales
Direct cost of sales	(233,352)	(174,152)	(58,871)	(46,796)
Allocated cost of sales	(17,447)	(14,951)	(4,545)	(3,901)
Total cost of sales	(250,799)	(189,103)	(63,416)	(50,697)
GROSS PROFIT	100,151	98,827	27,047	25,921
Selling, general and administrative expenses	(78,279)	(65,857)	(20,185)	(17,248)
OPERATING PROFIT	21,872	32,970	6,862	8,673
Net finance (expense) / income	1,169	(2,870)	(113)	1,774
Gain on sale of subsidiary	2,215	—	—	—
PROFIT BEFORE TAX	25,256	30,100	6,749	10,447
Tax on profit on ordinary activities	(3,846)	(6,093)	(640)	(2,219)
PROFIT FOR THE PERIOD	21,410	24,007	6,109	8,228
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(2,240)	(5,987)	1,358	(3,622)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	19,170	18,020	7,467	4,606

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	53,423,575	50,116,979	54,182,147	52,370,444
Weighted average number of shares outstanding - Diluted	56,065,080	55,026,223	56,403,794	55,195,272
Basic EPS (£)	0.40	0.48	0.11	0.16
Diluted EPS (£)	0.38	0.44	0.11	0.15

Q4 FY2020 & FY2020

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2020	June 30, 2019
	£’000	£’000 (Restated) (1)
ASSETS - NON-CURRENT
Goodwill	56,885	36,760
Intangible assets	38,751	28,910
Property, plant and equipment	12,747	10,579
Lease right-of-use assets	51,134	—
Financial assets	639	—
Deferred tax assets	13,340	9,550
TOTAL	173,496	85,799
ASSETS - CURRENT
Trade and other receivables	82,614	65,917
Corporation tax receivable	2,922	790
Financial assets	584	—
Cash and cash equivalents	101,327	70,172
TOTAL	187,447	136,879
TOTAL ASSETS	360,943	222,678
LIABILITIES - CURRENT
Lease liabilities	11,132	21
Trade and other payables	58,599	48,502
Corporation tax payable	1,449	2,920
Contingent consideration	1,442	1,244
Deferred consideration	3,764	1,516
TOTAL	76,386	54,203
LIABILITIES - NON CURRENT
Lease liabilities	42,233	—
Deferred tax liabilities	5,861	2,033
Other liabilities	136	113
TOTAL	48,230	2,146
EQUITY
Share capital	1,099	1,089
Share premium	221	128
Merger relief reserve	25,527	21,573
Retained earnings	214,638	146,963
Other reserves	(3,817)	(1,577)
Investment in own shares	(1,341)	(1,847)
TOTAL	236,327	166,329
TOTAL LIABILITIES AND EQUITY	360,943	222,678
(1) The restatement refers to a reclassification of £17,143,000 from share premium to merger relief reserve. Refer to Note 3C of the financial statements included in the 20-F.

Q4 FY2020 & FY2020

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Twelve Months Ended June 30		Three Months Ended June 30
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	21,410	24,007	6,109	8,228
Income tax charge	3,846	6,093	640	2,219
Non-cash adjustments	28,622	21,390	8,560	3,120
Tax paid	(5,876)	(5,904)	(1,430)	(2,263)
UK research and development credit received	—	1,278	—	—
Net changes in working capital	(7,759)	(11,516)	(11,982)	(245)
Net cash from operating activities	40,243	35,348	1,897	11,059

INVESTING ACTIVITIES
Purchase of non-current assets (tangible and intangible)	(9,880)	(7,383)	(1,805)	(2,230)
Proceeds from disposal of non-current assets	195	57	45	24
Acquisition of business / subsidiaries (net of cash acquired)	(26,595)	(3,201)	—	(59)
Proceeds from sale of subsidiary net of cash disposed of	2,744	—	—	—
Cash and cash equivalents acquired with subsidiaries	3,289	—	—	—
Interest received	499	476	22	190
Net cash used in investing activities	(29,748)	(10,051)	(1,738)	(2,075)

FINANCING ACTIVITIES
Proceeds from sublease	668	—	262	—
Proceeds from borrowings	—	3,500	—	—
Repayment of borrowings	(956)	(23,547)	(1)	(9)
Repayment of lease liabilities	(9,903)	—	(2,746)	—
Interest paid	(829)	(343)	(226)	(63)
Grant received	888	1,784	227	—
Net proceeds from initial public offering	—	44,828	—	—
Proceeds from sale of EBT shares	30,917	—	16,120	—
Issue of shares	93	133	32	48
Net cash from financing activities	20,878	26,355	13,668	(24)
Net change in cash and cash equivalents	31,373	51,652	13,827	8,960

Cash and cash equivalents at the beginning of the period	70,172	15,048	87,159	59,339
Exchange differences on cash and cash equivalents	(218)	3,472	341	1,873
Cash and cash equivalents at the end of the period	101,327	70,172	101,327	70,172

Q4 FY2020 & FY2020

RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Twelve Months ended June 30		Three Months ended June 30
	2020	2019	2020	2019
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	21.9%	32.3%	18.1%	24.6%
Foreign exchange rates impact	(0.9%)	(1.2%)	(1.6%)	(1.9%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	21.0%	31.1%	16.5%	22.7%
Impact of Worldpay Captive	3.2%	—	3.9%	—
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY EXCLUDING WORLDAY CAPTIVE	24.2%	31.1%	20.4%	22.7%

Q4 FY2020 & FY2020

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Twelve Months Ended June 30		Three Months Ended June 30
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	25,256	30,100	6,749	10,447
Adjustments:
Share-based compensation expense	15,663	12,022	4,588	3,332
Discretionary EBT bonus	27,874	—	3,108	—
Amortisation of acquired intangible assets	4,075	3,472	1,142	863
Foreign currency exchange (gains)/losses, net	(2,054)	(2,945)	(390)	(1,683)
Initial public offering expenses incurred	—	1,055	—	—
Sarbanes-Oxley compliance readiness expenses incurred	—	1,440	—	213
Net gain on disposal of subsidiary	(2,215)	—	—	—
Secondary offering expenses incurred	—	1,009	—	703
Stamp duty on transfer of shares	—	10	—	(375)
Fair value movement of contingent consideration	—	5,805	—	—
Total adjustments	43,343	21,868	8,448	3,053
ADJUSTED PROFIT BEFORE TAX	68,599	51,968	15,197	13,500

PROFIT FOR THE PERIOD	21,410	24,007	6,109	8,228
Adjustments:
Adjustments to profit before tax	43,343	21,868	8,448	3,053
Tax impact of adjustments	(8,787)	(3,969)	(1,714)	(308)
ADJUSTED PROFIT FOR THE PERIOD	55,966	41,906	12,843	10,973

Diluted EPS (£)	0.38	0.44	0.11	0.15
Adjusted diluted EPS (£)	1.00	0.76	0.23	0.20

Q4 FY2020 & FY2020

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Twelve Months Ended June 30		Three Months Ended June 30
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Net cash from operating activities	40,243	35,348	1,897	11,059
Adjustments:
Grant received	888	1,784	227	—
Net purchases of non-current assets (tangible and intangible)	(9,685)	(7,326)	(1,760)	(2,206)
Adjusted Free cash flow	31,446	29,806	364	8,853

Q4 FY2020 & FY2020

SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Twelve Months Ended June 30		Three Months Ended June 30
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	8,941	5,724	2,793	2,137
Selling, general and administrative expenses	6,722	6,298	1,795	1,195
Total	15,663	12,022	4,588	3,332

DEPRECIATION AND AMORTISATION

	Twelve Months Ended June 30		Three Months Ended June 30
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	12,559	3,841	3,406	971
Selling, general and administrative expenses	6,166	4,059	1,692	1,029
Total	18,725	7,900	5,098	2,000
EMPLOYEE BENEFIT TRUST DISCRETIONARY BONUS

	Twelve Months Ended June 30		Three Months Ended June 30
	2020	2019	2020	2019
	£’000	£’000	£’000	£’000

Direct cost of sales	25,402	-	2,847	-
Selling, general and administrative expenses	2,472	-	261	-
Total	27,874	-	3,108	-

Q4 FY2020 & FY2020

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Twelve Months Ended June 30		Three Months Ended June 30
	2020	2019	2020	2019

Closing number of total employees (including directors)	6,624	5,754	6,624	5,754
Average operational employees	5,633	4,902	5,936	5,143

Top 10 customers %	38%	38%	40%	40%
Number of clients with > £1m of revenue (rolling 12 months)	65	63	65	63

Geographic split of revenue %
North America	29%	27%	31%	28%
Europe	24%	28%	24%	27%
UK	44%	45%	42%	45%
Rest of World (RoW)	3%	-	3%	-
Industry vertical split of revenue %
Payments and Financial Services	53%	53%	52%	52%
TMT	26%	27%	28%	28%
Other	21%	20%	20%	20%